Amedisys, Inc.

5959 S. Sherwood Forest Blvd.

Baton Rouge, LA 70816

June 28, 2011

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

Attention: Ms. Tia Jenkins, Senior Assistant Chief Accountant

100 F Street, Northeast

Washington D.C. 20549

Re:	Amedisys, Inc.
Form 10-K for the Fiscal Year ended December 31, 2010
Filed February 22, 2011
File No. 0-24260

Dear Ms. Jenkins:

Amedisys, Inc. (“Amedisys” or the “Company”) is submitting this letter in response to the comments raised by the staff (the “Staff”) of the United States Securities and Exchange Commission (the “Commission”) regarding the above-referenced filing (our “2010 Form 10-K”), as provided in your letter to the Company dated June 24, 2011 (the “Comment Letter”). For ease of reference, the comment in the Comment Letter is included immediately preceding our response to the comment.

Staff Comment:

1.	We note your response to our prior comment two. Your response did not fully address our comments; therefore, we partially re-issue our comment. In future Exchange Act filings, please also revise to disclose if true, that your disclosure controls and procedures are designed to provide reasonable assurance.

Ms. Tia Jenkins

United States Securities and Exchange Commission

June 28, 2011

Amedisys’ Response:

We respectfully acknowledge the Staff’s comment. In future filings, we will revise the sections captioned “Evaluation of Disclosure Controls and Procedures” and “Inherent Limitations on Effectiveness of Controls,” to the extent accurate for a particular period, as follows (changes underlined/in italics):

ITEM 9A. CONTROLS AND PROCEDURES

Evaluation of Disclosure Controls and Procedures

We have established disclosure controls and procedures to ensure information required to be disclosed in our reports filed under the Exchange Act is recorded, processed, summarized, disclosed and reported within the time periods specified in the SEC’s rules and forms. This information is accumulated and communicated to our management and Board of Directors to allow timely decisions regarding required disclosure. The disclosure controls and procedures are designed to provide reasonable assurance of achieving their objectives.

In connection with the preparation of this [Report Type], as of [applicable quarter end date], under the supervision and with the participation of our management, including our principal executive officer and principal financial officer, we conducted an evaluation of the effectiveness of our disclosure controls and procedures, as such term is defined under Rules 13a-15(e) and 15d-15(e) promulgated under the Exchange Act.

Based on this evaluation, our principal executive officer and principal financial officer concluded our disclosure controls and procedures were effective at a reasonable assurance level as of [applicable quarter end date], the end of the period covered by this [Report Type].

[…]

Inherent Limitations on Effectiveness of Controls

Our management, including our principal executive officer and principal financial officer, does not expect that our disclosure controls or our internal controls over financial reporting will prevent or detect all errors and all fraud. A control system, no matter how well designed and operated, can provide only reasonable, not absolute, assurance that the control system’s objectives will be met. The design of a control system must reflect the fact that there are resource constraints, and the benefits of controls must be considered relative to their costs. Further, because of the inherent limitations in all control systems, no evaluation of controls can provide absolute assurance that misstatements due to error or fraud will not occur or that all control issues and instances of fraud, if any, have been detected. These inherent limitations include the realities that judgments in decision-making can be faulty and that breakdowns can occur because of simple error or mistake. Controls can also be circumvented by the individual acts of some persons, by collusion of two or more people, or by management override of the controls. The design of any system of controls is based in part on certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions. Projections of any evaluation of controls’ effectiveness to future periods are subject to risks. Over time, controls may become inadequate because of changes in conditions or deterioration in the degree of compliance with policies and procedures. Our disclosure controls and procedures are designed to provide reasonable assurance of achieving their objectives and, based on an evaluation of our controls,

Ms. Tia Jenkins

United States Securities and Exchange Commission

June 28, 2011

our principal executive officer and our principal financial officer concluded our disclosure controls and procedures were effective at a reasonable assurance level as of [applicable quarter end date], the end of the period covered by this Report.

* * * *

In connection with responding to the Commission’s comments, we acknowledge that:

•	we are responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	we may not assert Staff comments as a defense in any proceedings initiated by the Commission or any person under the federal securities laws of the United States.

We are available to clarify or discuss any part of our response. Please feel free to contact me by telephone at (225) 292-2031 or by e-mail at dale.redman@amedisys.com if you would like to discuss any of our responses.

Sincerely,

/s/ Dale E. Redman
Dale E. Redman
Chief Financial Officer
Amedisys, Inc.